P.E. 1/11/02

0 - 30766

02012711

**UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549**

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

Netco Energy Inc.
(Translation of registrant's name into English)

Suite 1320, 925 West Georgia Street, Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ____________________.]

CR

Netco Energy Inc.
Suite 1320 – 925 West Georgia Street
Vancouver BC V6C 3L2
CDNX Trading Symbol: "NEI"

January 29, 2002

Press Release

Netco Announces Closing of Private Placement

(Vancouver) - Donald Sharpe, President of Netco Energy Inc. (CDNX: NEI), reports that Netco has closed the non-flow through portion of its private placement financing with Cubix Investments Ltd. ("Cubix") reported in its news release dated October 19, 2001, whereby it has issued 1,000,000 units (a "Unit") to Cubix at a price of $0.20 per Unit. Each Unit consists of one common share and one non-transferable share purchase warrant exercisable until January 18, 2004 at a price of $0.23. The Company received shareholder approval to the private placement at its Special Meeting held on January 7, 2002.

The shares and any shares acquired upon exercise of the warrants are subject to a 4 month hold period which expires on May 19, 2002 pursuant to the Securities Act (British Columbia) and a four month hold period expiring May 18, 2002 pursuant to the policies of the Canadian Venture Exchange.

Proceeds of the private placement will be used to further the Company's exploration drilling program in Alberta. The transaction is subject to applicable regulatory approvals.

For further information contact Donald Sharpe at (604) 602-9001.

THE CANADIAN VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE PROPOSED TRANSACTION AND HAS NEITHER APPROVED NOR DISAPPROVED OF THE CONTENTS OF THIS PRESS RELEASE.

FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Act (British Columbia)

Material Change Report Under Section 118(1) of the Act (Alberta)

ITEM 1 Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Netco Energy Inc. (the "Company")
Suite 1320, 925 West Georgia Street
Vancouver, B.C. V6C 3L2
Telephone: (604) 602-9001

ITEM 2 Date of Material Change

State the date of the material change:

January 29, 2002

ITEM 3 Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

January 29, 2002
Vancouver, British Columbia

ITEM 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announced that it has closed the non-flow through portion of its private placement announced in the October 19, 2001 news release. The Company received shareholder approval at its Special Meeting held on January 7, 2002.

ITEM 5 Full Description of Material Change

See attached Schedule "A".

ITEM 6 Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

N/A

ITEM 7 Omitted Information

N/A

ITEM 8 Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

DONALD SHARPE, President
(604) 602-9001

ITEM 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 29th day of January, 2002.

/s/ Donald Sharpe
Donald Sharpe,
President

Schedule "A"

Netco Energy Inc. Suite 1320 – 925 West Georgia Street Vancouver BC V6C 3L2
CDNX Trading Symbol: "NEI"

January 29, 2002

Press Release

Netco Announces Closing of Private Placement

(Vancouver) - Donald Sharpe, President of Netco Energy Inc. (CDNX: NEI), reports that Netco has closed the non-flow through portion of its private placement financing with Cubix Investments Ltd. ("Cubix") reported in its news release dated October 19, 2001, whereby it has issued 1,000,000 units (a "Unit") to Cubix at a price of $0.20 per Unit. Each Unit consists of one common share and one non-transferable share purchase warrant exercisable until January 18, 2004 at a price of $0.23. The Company received shareholder approval to the private placement at its Special Meeting held on January 7, 2002.

The shares and any shares acquired upon exercise of the warrants are subject to a 4 month hold period which expires on May 19, 2002 pursuant to the Securities Act (British Columbia) and a four month hold period expiring May 18, 2002 pursuant to the policies of the Canadian Venture Exchange.

Proceeds of the private placement will be used to further the Company's exploration drilling program in Alberta. The transaction is subject to applicable regulatory approvals.

For further information contact Donald Sharpe at (604) 602-9001.

THE CANADIAN VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE PROPOSED TRANSACTION AND HAS NEITHER APPROVED NOR DISAPPROVED OF THE CONTENTS OF THIS PRESS RELEASE.

This is the form required under section 139 of the *Securities Rules* and, if applicable by an order issued under section 76 of the *Securities Act*.

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report of Exempt Distribution

Report of a distribution of a security under Section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c.418, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 or, if applicable, by an order issued under Section 76 of the *Securities Act*.

(Please refer to the instructions before completing the information below.)

1. Name, address and telephone number of the issuer of the security distributed.

   Netco Energy Inc.
   #1320 – 925 West Georgia Street
   Vancouver, BC V6C 3L2
   Telephone: (604) 602-9001

2. State whether the issuer is or is not an exchange issuer (i.e. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   1,000,000 units, each unit consisting of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share of the Company at a price of $0.23 per share for a period of two years.

4. Date of the distribution(s) of the security.

   January 18, 2002

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

   Sections 74(2)(4) of the *Securities Act* (British Columbia).

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Name and address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Cubix Investments Ltd. Sophia House 48 Church Street P.O. Box HM1617 Hamilton, Bermuda HMGX	1,000,000 units	$0.20	$200,000	s.74(2)(4) of the Securities Act

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$Nil

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, this 21st day of January, 2002.

NETCO ENERGY INC.
Name of issuer *(please print)*

/s/ Donald Sharpe
Signature of authorized signatory

Donald Sharpe
Name and office of authorized signatory *(please print)*

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is **BC Form 45-903F1** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97, as amended. Cheques should be made payable to the "*British Columbia Securities Commission*".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCO ENERGY INC.

____

Donald Sharpe, President

Date: January 30 , 2002

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